[redacted]

05010136

ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

July 19, 2005

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

SUPPL

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

RECEIVED AUG 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

FJA

Re: ~~EJH~~ AG (the "Company")
File No. 82-5077

Dear Sir or Madam:

Subsequent to our submission of July 14, 2005 enclosed please find a press release of the Company.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

Enclosures

PROCESSED
AUG 03 2005
THOMSON FINANCIAL

8/2

DOCSNY1:863595.12
13024-2 JG9/JG9

FILE NO.
82-5077

Ad-hoc Release

FJH presents final figures for Q1: revenues Euro 13.5 million, result Euro 3.1 million

- Revenues: Euro 13.5 million, EBIT: Euro -0.1 million, quarterly result Euro 3.1 million
- Savings of around Euro 7 million achieved

The Prime Standard-listed consulting and software company FJH AG (ISIN DE0005130108) today presented the final figures for the first quarter of 2005. At Euro 13.5 million (2004: Euro 17.1 million), revenues were higher than expected. Operating results (EBIT) were Euro -0.1 million (2004: Euro -4.7 million). Thanks to one-off factors, the quarterly result was positive at Euro 3.1 million (2004: Euro -3.2 million). The figures no longer include HEUBECK AG and Insiders Technologies GmbH, which were deconsolidated during the first quarter of 2005.

The initial effects of the restructuring programme also began to show during the first quarter, with savings of approximately Euro 7 million being made on operating and staffing costs. The result was also affected by several one-off factors. An amount of Euro 3.9 million in accruals for services to be performed was written back, and the banks waived a loan of Euro 1.6 million when HEUBECK AG was sold. Earnings of Euro 2.1 million from deferred taxation were also accrued.

The process of reorganising the company, which is being financed by a bundle of capital measures, should be completed by the end of the year. Further accruals will be formed for this in the second quarter. Overall, the Executive Board expects revenues for the second quarter to run at around the same level as in the first quarter.

FJH AG
Martina Fassbender
Leonhard-Moll-Bogen 10
81373 Munich
Germany
Tel.: +49-(0)89-769-01-517
Fax: +49-(0)89-769-01-606
Email: martina.fassbender@fjh.com
Internet: www.fjh.com

Munich, July 19, 2005